Mana Capital Acquisition Corp.
8 The Green, Suite 12490

Dover, Delaware 19901

July 26, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Science

100 F St., N.E.

Washington, D.C. 20549

Attn:	Ms. Doris Stacey Gama Mr. Joseph McCann Ms. Christine Torney Mr. Brian Cascio

Re:	Mana Capital Acquisition Corp.
Request for Withdrawal on Form AW of Amendment to
Registration Statement on Form S-4/A filed on July 25, 2022
File No. 333-260360

Ladies and Gentlemen:

Reference is made to Amendment No. 1 to the Registration Statement on Form S-4/A (File No. 333-260360) filed by Mana Capital Acquisition Corp., a Delaware corporation (the “Company”), on July 25, 2022 (as amended, the “Registration Statement Amendment”).

Further to our conversation, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement Amendment together with all exhibits thereto, as the Registration Statement Amendment was erroneously submitted under the incorrect File Number. Such amendment should have been filed under File No. 333-265308 and a filing of such amendment will be made on Form S-4/A under the correct File Number.

Should you have any questions regarding this correspondence, please contact Michael A. Goldstein of Becker & Poliakoff, LLP at (212) 599-3322 or by email to mgoldstein@beckerlawyers.com.

MANA CAPITAL ACQUISITION CORP.

By:	/s/ Jonathan Intrater
Name: Jonathan Intrater
Title: Chief Executive Officer

cc:	Michael A. Goldstein, Esq.